UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT No. 6
                                       to
                                  SCHEDULE 13D(1)
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                        MACE SECURITY INTERNATIONAL, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   554-335-109
              ----------------------------------------------------
                                 (CUSIP Number)

                       Jon E. Goodrich, CEO and President
                        MACE SECURITY INTERNATIONAL, INC.
                               160 Benmont Avenue
                              Bennington, VT 05201
                                 (802) 442-1504
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554-335-109
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jon E. Goodrich

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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

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4     Source of Funds


--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.A.
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,259,246*
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,259,246*
                        --------------------------------------------------------
* "Shared" with respect to the vote relating to one transaction only.
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,259,246*
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      31.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

* 100,000 of these shares underly options granted by Mr. Goodrich to Mr. Brown, and 200,000 of these share underly options granted by Mr. Goodrich to various investors.


                    SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 6 amends and supplements the statement on Schedule 13D (as previously filed and amended most recently pursuant to a filing made January 1998 (the "Schedule 13D")) relating to the common stock, par value $.01 per share (the "Common Stock") of Mace Security International, Inc.(the "Company") and filed with the Securities and Exchange Commission on behalf of Jon E. Goodrich. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D, as amended. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

      Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended as follows:

      Mr. Goodrich continues to own 2,259,246 shares of Common Stock. However, he has granted to a third party the right to vote his shares with respect to the Transaction (as hereinafter defined) and for no other purpose. See Item 6.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item No. 6 is amended as follows:

      On March 17, 1998, Mr. Goodrich signed a voting agreement with Armor Holdings, Inc. ("AHI") pursuant to which Mr. Goodrich agreed to vote, or submit a consent with respect to, all of his shares of Common Stock in favor of the sale by the Company of substantially all of the assets of the Company's law enforcement division to AHI and/or a subsidiary of AHI on the terms set forth in the term sheet dated as of February 17, 1998, as such terms are to be more fully set forth in an asset purchase agreement (the "Transaction"), and, to effect the intent of the voting agreement, has granted to AHI an irrevocable proxy to vote all of his shares in favor of, or submit a consent approving, the Transaction.

      The Company entered into an asset purchase agreement with respect to the Transaction on April 2, 1998.

      Item 7. Material to be Filed as Exhibits.

      (1) Voting Agreement dated as of March 17, 1998

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 1998                      /s/ Jon E. Goodrich
                                          -------------------------------------
                                              JON E. GOODRICH

                                VOTING AGREEMENT

      VOTING AGREEMENT, dated as of March 17, 1998 (the "Agreement"), between Armor Holdings, Inc., a Delaware corporation, having an address at 13386 International Parkway, Jacksonville, Florida 32218 (the "Company"), and the individuals named and having addresses as set forth on Schedule I hereto (collectively, the "Stockholders").

      WHEREAS, Mace Security International, Inc. ("Mace") and the Company, have entered into a letter agreement a copy of which is attached hereto (the "Letter Agreement") which provides for the sale by Mace of certain of its assets to the Company pursuant to a contemplated purchase agreement (the "Purchase Agreement") the definitive terms and conditions of which are now being negotiated by Mace and the Company and subject to the approval of the Purchase Agreement by stockholders (the "Stockholder Approval") owning a majority of the common stock of Mace (the "Common Stock").

      WHEREAS, the Stockholders, each of which owns such number of shares of Common Stock set forth on Schedule 1 hereto (collectively, the "Shares"), desire to grant to the Company certain rights with respect to the shares on the terms set forth below.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE 1.

      SECTION 1.01 Voting Agreement: Irrevocable Proxy. The Stockholders, severally and not jointly, agree with the Company to vote or cause to be voted the Shares, except to the extent that the Proxy (as hereinafter defined) votes the Shares, in favor of the Purchase Agreement at a meeting of stockholders held or pursuant to a written consent executed for the purpose of obtaining Stockholder Approval. In connection therewith each of the Stockholders hereby irrevocably appoints Warren B. Kanders and Jonathan M. Spiller, and each of them acting severally, proxies and attorneys in fact with full power of substitution (the "Proxy"), to vote the Shares (including, without limitation, shares of Common Stock that may hereafter be acquired by any Stockholder, any securities that may be issued in respect of the Shares, whether by way of stock split, dividend, merger, recapitalization, reclassification, exchange of shares, liquidation or otherwise) in favor of the Purchase Agreement, at a meeting of stockholders held for the purpose of obtaining Stockholder Approval (whether an annual or special meeting and whether or not adjourned or postponed) or by written consent. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to his Shares (and all other securities issued to such Stockholder in respect of such Shares) which it may have heretofore appointed or granted, and, no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed shall not be effective) by the Stockholder with respect thereto.

                                   ARTICLE 2.

      The Stockholders hereby represent and warrant, severally but not jointly, to the Company as follows (which representations and warranties shall survive the execution of this Agreement):

      SECTION 2.01. Authority Relative to This Agreement. The Stockholders have all necessary right, power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholders, constitutes a legal, valid and binding obligation of the Stockholders, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principals of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

      SECTION 2.02. No Conflict. The execution and delivery of this Agreement by the Stockholders does not, and the performance of this Agreement by the Stockholders will not (i) require any consent, approval, authorization or permit of, or filing with or notification to any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholders or by which any property or asset of the Stockholders is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of the Stockholders or pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any Stockholder is a party or by which the Stockholder or any property or asset of the Stockholder is bound or affected.

      SECTION 2.03. Title to the Shares. The Stockholders beneficially own, within the meaning of the Securities and Exchange Act of 1934, as amended, the Shares, which are all the shares of the Company Common Stock owned, either of record or beneficially, by such Stockholders. The Stockholders own all such Shares free and clear of all security interests, liens, claims, options, pledges, rights of first refusal, agreements, limitations on the Stockholders' voting rights, charges and other encumbrances of any nature whatsoever (other than those arising under the Securities Act of 1933, as amended, and any applicable state securities or "blue sky" laws and outstanding options to purchase 300,000 of the Shares granted by Jon E. Goodrich in favor or Marvin Brown and David Nagleberg), and, except as provided in this Agreement, the Stockholders have not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

                                   ARTICLE 3.

      SECTION 3.01. Effective Date; Termination. This Agreement shall not become effective, and the rights and obligations of the parties hereto shall not vest, until such time as the Company and Mace execute the Purchase Agreement. This Agreement shall terminate upon the earliest to occur of (i) April 15, 1998, if the Purchase Agreement has not been executed and delivered by such date, (ii) the Stockholder Approval, (iii) disapproval of the Purchase Agreement by stockholders owning a majority of the Common Stock, (iv) the termination of the Purchase Agreement in accordance with its terms, or (v) July 1, 1998. In the event of the termination of this Agreement, this Agreement shall forthwith become void and there shall be no liability on the part of the Company or the Stockholders under this Agreement, except with regard to any breach of this Agreement prior to such termination.

      SECTION 3.02. Further Assurances. The Stockholders will execute and deliver a proxy or such similar document necessary to accomplish the purpose of this agreement immediately following the execution and delivery of the Purchase Agreement or as otherwise thereafter requested by the Company.

      SECTION 3.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

      SECTION 3.04. Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Company and the Stockholders with respect to the subject matter hereof.

      SECTION 3.05. Assignment; Parties In Interest. This Agreement shall not be assigned by operation of law or otherwise. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      SECTION 3.06. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. The parties hereto may
(i) extend the time for the performance of any obligation or other act of the other parties hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by all of the parties to be bound thereby.

      SECTION 3.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

      SECTION 3.08. Notices. All notices given or requests made under this Agreement shall be in writing and shall be delivered or mailed by hand, certified or registered mail or a reputable next day express delivery service to the party for which it is intended at its address set forth above, or at such other address as the addressee may have designated to the other party in writing. Any notice shall be deemed given when delivered by hand, three days after being mailed registered or certified or one day after being mailed next day express delivery, to the proper address.

      SECTION 3.09. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be performed in that State.

      SECTION 3.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 3.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its officer thereunto duly authorized and the Stockholders have duly executed this Agreement, each as of the date first written above.

                                   ARMOR HOLDINGS, INC.


                                   By: /s/ Robert Schiller
                                      -------------------------------------
                                      Name: Robert Schiller
                                      Title: Vice President-Corporate
                                             Development

                                   STOCKHOLDERS


                                   By: /s/ Jon E. Goodrich
                                      -------------------------------------
                                      Name: Jon E. Goodrich


                                   By:
                                      -------------------------------------
                                      Name:


                                   By:
                                      -------------------------------------
                                      Name:

                                   SCHEDULE I


Stockholder                                     Number of Shares Owned
-----------                                     ----------------------

Jon E. Goodrich                                       2,259,246